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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

VIAD CORP.

(Name of Issuer)

Common Stock, $1.50 Par Value

(Title of Class of Securities)

92552R109

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        ☐ Rule 13d-1 (b)

        ☑ Rule 13d-1 (c)

        ☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

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13G/A
CUSIP No. 92552R109

1.	Name of Reporting Person: Greenlight Capital, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 13-3886851

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 351,750

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 351,750

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 351,750

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.6%**

12.	Type of Reporting Person*: OO

* SEE INSTRUCTIONS BEFORE FILLING OUT ** SEE ITEM 4(b).

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13G/A
CUSIP No. 92552R406

1.	Name of Reporting Person: Greenlight Capital, Inc.		I.R.S. Identification Nos. of above persons (entities only): 13-3871632

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 347,400

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 347,400

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 347,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 1.6%**

12.	Type of Reporting Person*: CO

* SEE INSTRUCTIONS BEFORE FILLING OUT ** SEE ITEM 4(b).

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13G/A
CUSIP No. 92552R406

1.	Name of Reporting Person: Greenlight Capital Advisors, L.L.C.		I.R.S. Identification Nos. of above persons (entities only): 20-1365209

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 67,450

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 67,450

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 67,450

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 0.3%**

12.	Type of Reporting Person*: OO

* SEE INSTRUCTIONS BEFORE FILLING OUT ** SEE ITEM 4(b).

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13G/A
CUSIP No. 92552R406

1.	Name of Reporting Person: David Einhorn		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group*:
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Citizenship or Place of Organization: U. S. Citizen

Number of Shares Beneficially Owned by Each Reporting Person With
		5.	Sole Voting Power: 766,600

		6.	Shared Voting Power: 0

		7.	Sole Dispositive Power: 766,600

		8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 766,600

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*: ☐

11.	Percent of Class Represented by Amount in Row (9): 3.5%**

12.	Type of Reporting Person*: IN

* SEE INSTRUCTIONS BEFORE FILLING OUT ** SEE ITEM 4(b).

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AMENDMENT NO. 1 TO SCHEDULE 13G

     This Amendment No. 1 to Schedule 13G relating to shares of Common Stock of Viad Corp., a Delaware corporation (the “Issuer”), is being filed with the Securities and Exchange Commission (the “Commission”) as an amendment to the Schedule 13G originally filed with the Commission on August 23, 2004 (the “Original Schedule 13G”). This statement is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company (“Greenlight LLC”), Greenlight Capital, Inc., a Delaware corporation (“Greenlight Inc.”), and Greenlight Capital Advisors, L.L.C., a Delaware limited liability company (“Greenlight Advisors,” and together with Greenlight LLC and Greenlight Inc., “Greenlight”), and Mr. David Einhorn, principal of Greenlight (collectively, with Greenlight, the “Reporting Persons”).

     This Amendment No. 1 to Schedule 13G relates to the shares of Common Stock, $1.50 par value, of the Issuer (the “Common Shares”) purchased by Greenlight for the account of (i) Greenlight Capital, L.P. (“Greenlight Fund”), of which Greenlight LLC is the general partner, (ii) Greenlight Capital Qualified, L.P. (“Greenlight Qualified”), of which Greenlight LLC is the general partner, (iii) Greenlight Capital Offshore, Ltd. (“Greenlight Offshore”), to which Greenlight Inc. acts as investment advisor, and any managed accounts for which Greenlight Advisors acts as investment advisor.

Item 4	Ownership.

Item 4 of the Original Schedule 13G is hereby amended and restated in its entirety as follows:

	(a)	Greenlight and Mr. Einhorn are the beneficial owners of 766,700 Common Shares.

	(b)	Greenlight and Mr. Einhorn are the beneficial owners of 3.5% of the outstanding Common Shares. This percentage is determined by dividing 766,700 Common Shares by 22,137,392 Common Shares, the number of Common Shares issued and outstanding as of October 31, 2004, as reported in the Form 10-Q filed on November 5, 2004 with the Securities and Exchange Commission.

	(c)	Greenlight has the sole power to vote and dispose of the 766,700 Common Shares beneficially owned by it. As the principal of Greenlight, Mr. Einhorn may direct the vote and disposition of the 766,700 Common Shares beneficially owned by Greenlight.

The filing of this Amendment to the Schedule 13G shall not be construed as an admission that any of the Reporting Persons is for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any of the 766,700 Common Shares owned by Greenlight Fund, Greenlight Qualified, Greenlight Offshore or any managed account managed by Greenlight Advisors. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims all such beneficial ownership.

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Item 5	Ownership of Five Percent or Less of a Class.

Item 5 of the Original Schedule 13G is hereby amended and restated in its entirety as follows:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following: ☒

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Date: February 14, 2005

Greenlight Capital, L.L.C.

By:	/S/ DAVID EINHORN

David Einhorn, Senior Managing Member

Greenlight Capital, Inc.

By:	/S/ DAVID EINHORN

David Einhorn, President

Greenlight Capital Advisors, L.L.C.

By:	/S/ DAVID EINHORN

David Einhorn, Senior Managing Member

/S/ DAVID EINHORN

David Einhorn

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